GENERAL AMERICAN INVESTORS COMPANY, INC.
                               EXCESS BENEFIT PLAN


         1. Purpose. The purpose of the General American Investors Company, Inc. Excess Benefit Plan (the "Plan") is to provide selected employees of General American Investors Company, Inc. and its subsidiary, General American Advisers, Inc. (hereinafter referred to collectively as the "Company"), with retirement benefits which would have been provided under the General American Investors Company, Inc. Employees' Retirement Plan (the "Retirement Plan") except for the limitations imposed by Sections 415, 416 and/or 401(a)(17) of the Internal Revenue Code of 1986, as amended (the "Code").

         2. Definitions. The following words and phrases as used herein shall have the following meanings:

         (a) "Actuarial Equivalent" means the term "Actuarial Equivalent" as defined in the Retirement Plan.

         (b) "Effective Date" means January 1, 1989.

         (c) "Excess Benefit" means the benefit payable to a Participant or his designated beneficiary in accordance with the provisions of the Plan.

         (d) "Participant" means an employee of the Company who has been selected to participate in the Plan.


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         (e) "Pension Committee" means the committee appointed to
     administer the Plan as provided in Paragraph 7.

         3. Eligibility to Participate. The Pension Committee shall select those employees of the Company who shall be eligible to participate in the Plan. Any employee who is so selected by the Pension Committee shall become a Participant as of the first day of the month coinciding with or next following his selection.

         4. Excess Benefit. In the event that any retirement benefit payable to a Participant or his beneficiary under the Retirement Plan is limited by Sections 415, 416 and/or 401(a)(17) of the Code (or any successor thereto) or any provision of the Retirement Plan implementing such limitations, the Company shall pay to such Participant, or to his beneficiary after his death, an Excess Benefit equal to the difference between (i) the monthly benefit the Participant or his beneficiary would have received under the Retirement Plan if Sections 415, 416 and/or 401(a)(17) of the Code or any provisions of the Retirement Plan implementing such Sections were disregarded, and (ii) the monthly benefit which the Participant is entitled to receive under the provisions of the Retirement Plan, each expressed as a hypothetical straight life annuity for the life of the Participant beginning on the Normal Retirement Date.


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         Payment of an Excess Benefit to a Participant or his beneficiary shall be made in a form determined by the Pension Committee, and shall commence when benefit payments under the Retirement Plan commence. The amount of the Excess Benefit payable to the Participant shall be the Actuarial Equivalent of the Excess Benefit determined in the immediately preceding paragraph.

         5. Source of Payment of Excess Benefit. The Excess Benefit provided under the Plan shall be paid by the Company from its general assets at the time and in the manner provided herein. The Excess Benefit shall not be subject to assignment, pledge, alienation or anticipation by a Participant or his beneficiary.

         6. Conditions of Payment of Excess Benefit. Notwithstanding any provision of the Plan to the contrary, the payment of the Excess Benefit to any Participant or his beneficiary, or the right of a Participant or his beneficiary to receive the Excess Benefit, shall cease upon the occurrence (either prior to or after the Participant's termination of employment) of any one or more of the following events:

         (a) discharge from employment with the Company for acts which, in the Pension Committee's opinion, constitute fraud, embezzlement, disclosure of confidential information or dishonesty;


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         (b) the entering into a business or employment which the Pension
     Committee determines to be detrimentally competitive with the business of the Company; or

         (c) conduct by a Participant which, in the Pension Committee's opinion, is inimical or in any way contrary to the best interests of the Company.

         7. Administration. The Pension Committee shall consist of at least three members who shall be appointed by the Board of Directors of General American Investors Company, Inc. The Pension Committee shall administer the Plan, resolve any ambiguities or inconsistencies, and decide all questions arising in its administration, interpretation or application. Any decision of the Pension Committee shall be conclusive and binding upon all Participants or other persons having or claiming an interest in the Plan.

         8. Designation of Beneficiary. A Participant may at any time designate in writing to the Pension Committee the beneficiary to receive the benefits to which any such beneficiary may be entitled under the terms of the Plan. Such designation may be changed by the Participant at any time prior to the commencement of benefits by written notice to the Pension Committee.

         9. Amendment and Termination. The Board of Directors of General American Investors Company, Inc. may cause the Plan to be amended at any time and from time to


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time, prospectively or retroactively, and may terminate the Plan in its entirety at any time. Notwithstanding the foregoing provisions of this Paragraph 9, the Plan may not be amended or terminated with respect to an Excess Benefit that became payable prior to such amendment or termination except with the written consent of the Participant or other person then receiving such Excess Benefit.


         10. Withholding. The Company shall have the right to deduct from any payment of an Excess Benefit any amount required to satisfy its obligation to withhold federal, state and local taxes.


         11. Effective Date. The Plan, as amended and restated, shall be effective as of the Effective Date.



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